UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-01225

Wyeth

(Exact name of registrant as specified in its charter)

 235 East 42nd Street, New York, New York, 10017-5755, (212) 733-2323

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.33-1/3 per share

Unissued securities registered under
Automatic Shelf Registration Statement on
Form S-3 (File No. 333-141486)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.33-1/3 per share	1
Unissued securities registered under Automatic Shelf Registration Statement on Form S-3 (File No. 333-141486)	0

Pursuant to the requirements of the Securities Exchange Act of 1934, Wyeth has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 4, 2009

WYETH

By:	/s/ Matthew Lepore
Name: Matthew Lepore
Title: Vice President